U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: Schwab Strategic Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
101 Montgomery Street
San Francisco, CA 94104
Telephone Number (including area code): (800) 648-5300
Name and address of agent for service of process:
Shelley A. Harding, Esq.
Charles Schwab Investment Management, Inc.
211 Main Street
211MN-05-495
San Francisco, CA 94105
Copy to:
W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
☑   Yes          ☐   No

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of San Francisco and the State of California on the 15th day of July, 2009.

SCHWAB STRATEGIC TRUST
By:	/s/ Shelley A. Harding
	Name:	Shelley A. Harding
	Title:	Trustee

Attest:	/s/ George Pereira
Name:	George Pereira
Title:	Treasurer